BRAEMAR HOTELS & RESORTS INC.

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

February 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Killoy

Re:                             Braemar Hotels & Resorts Inc.

Registration Statement on Form S-3, as amended

File No. 333-234663

Withdrawal of Acceleration Request Dated February 3, 2020

Dear Mr. Killoy:

Braemar Hotels & Resorts Inc. (the “Company”) hereby withdraws its acceleration request filed as correspondence via EDGAR on February 3, 2020 with respect to the above-referenced Registration Statement pursuant to which the Company requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, February 5, 2020 at 4:00 (EDT), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Robert H. Bergdolt of DLA Piper LLP (US), counsel to the Company, at (919) 786-2002 with any questions about this withdrawal request.

Very truly yours,

BRAEMAR HOTELS & RESORTS INC.

By:	/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

cc:                                Robert H. Bergdolt

DLA Piper LLP (US)